Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR AND FEDEX

February 9, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Suzanne Hayes

Re:	Tocagen Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted June 28, 2016

CIK No. 0001419041

Dear Ms. Hayes:

Enclosed on behalf of our client, Tocagen Inc. (the “Company”), is a third amendment (“Amendment No. 3”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on October 23, 2015 and amended on November 20, 2015 and June 28, 2016 (the “Amended Draft Registration Statement”). The copy of Amendment No. 3 that is enclosed with the paper copy of this letter is marked to show changes from the Amended Draft Registration Statement.

Amendment No. 3 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 20, 2016 with respect to the Amended Draft Registration Statement (the “Comment Letter”) as well as to generally update the disclosure. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

Clinical Development of Toca 511 & Toca FC, page 87

1.

We note your response to comment 3 and continue to believe the statement “The hazard ratio for overall survival was 0.45 (95% CI 0.27, 0.77; p=0.0028) . . .” is unclear. Please explain what “0.45 (95% CI 0.27, 0.77; p=0.0028)” is intended to convey.

Response: The Company has revised the disclosure on page 96 of Amendment No. 3.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com

United States Securities and Exchange

Commission

February 9, 2017

Page Two

Risk Factors, page 11

2.

We note that your Amended and Restated Certificate of Incorporation includes an exclusive forum provision at Article VII. Please include a separate risk factor to disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes, and may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.

Response: The Company has revised the disclosure on page 50 of Amendment No. 3 to include this additional risk factor.

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Martin J. Duvall, Tocagen Inc.

Cheston J. Larson, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com